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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                           ROCKY FORD FINANCIAL, INC.
                           --------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)


                                    774549109
                                    ---------
                                 (CUSIP Number)

                       Alan W. Steinberg, General Partner
                    THE ALAN W. STEINBERG LIMITED PARTNERSHIP
                               1501 Venera Avenue
                                    Suite 205
                           Coral Gables, Florida 33146
                                 (305) 667-5632

                                -with copies to-

                         Charles E. Muller, II, Esquire
                              Muller & Lipson, P.A.
                         One Datran Center, Penthouse I
                            9100 South Dadeland Blvd.
                              Miami, Florida 33156
                                 (305) 670-0444
                       -----------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                FEBRUARY 18, 1998
                       -----------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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                                                              SCHEDULE 13D
CUSIP NO. 774549109                                           PAGE 2 OF 5 PAGES


1)       Name of Reporting Person:     The Alan W. Steinberg Limited Partnership

         S.S. or I.R.S. Identification No. of Above Person:    13-6277746

2)       Check the Appropriate Box if a Member of a Group (See Instructions):

         (a)[ ]                     (b)[ ]

3)       SEC Use Only

4)       Source of Funds (See Instructions): WC

5)       Check if Disclosure of Legal Proceeding is Required Pursuant to
         Items 2(d) or 2(e)    [ ]

6)       Citizenship or Place of Organization:  Delaware

  Number of                 7)      Sole Voting Power:             30,000
  Shares
  Beneficially              8)      Shared Voting Power:           0
  Owned by
  Each                      9)      Sole Dispositive Power:        30,000
  Reporting Person
  With                     10)      Shared Dispositive Power:      0

11) Aggregate Amount Beneficially Owned by Each Reporting Person:  30,000 shares

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                 [ ]

13) Percent of Class Represented by Amount in Row (11):       7.09

14) Type of Reporting Person (See Instructions):              PN










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                                                              SCHEDULE 13D
CUSIP NO. 774549109                                           PAGE 3 OF 5 PAGES



ITEM 1.           SECURITY AND ISSUER.

Securities acquired:       Common Stock, par value $.01 per share

Issuer:                    Rocky Ford Financial, Inc.

Address of Issuer:         801 Swink Avenue
                           Rocky Ford, Colorado 81067


ITEM 2.           IDENTITY AND BACKGROUND.

Reporting Person:                   The Alan W. Steinberg Limited Partnership

Address:                            1501 Venera Avenue
                                    Suite 205
                                    Coral Gables, Florida   33146

Organization:                       Partnership

State of Organization:              New York

Principal Business:                 Investment

General Partner:                    Alan W. Steinberg

Address:                            1501 Venera Avenue
                                    Suite 205
                                    Coral Gables, Florida 33146

Citizenship of General
Partner:                            United States of America


     Neither The Alan W. Steinberg Limited Partnership nor the general partner thereof has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

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                                                              SCHEDULE 13D
CUSIP NO. 774549109                                           PAGE 4 OF 5 PAGES


ITEM 3.           SOURCE AND AMOUNT OF FUNDS.

         All of the funds utilized to purchase shares of Common Stock of the Issuer came from the working capital of The Alan W. Steinberg Limited Partnership. No funds were borrowed to make such purchases.

ITEM 4.           PURPOSE OF THE TRANSACTION.

         The Alan W. Steinberg Limited Partnership has acquired the shares of Common Stock of the Issuer for investment purposes. The Alan W. Steinberg Limited Partnership does not at present have any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D; provided, however, that The Alan W. Steinberg Limited Partnership reserves the right from time to time to acquire additional shares of Common Stock of the Issuer and/or to dispose of its shares of Common Stock of the Issuer.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, The Alan W. Steinberg Limited Partnership holds 30,000 shares of Common Stock of the Issuer, constituting 7.09 percent of the aggregate number of issued and outstanding shares of Common Stock of the Issuer.

         (b) The Alan W. Steinberg Limited Partnership has the sole power to vote and to dispose of the shares of Common Stock of the Issuer beneficially owned by it.


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                                                              SCHEDULE 13D
CUSIP NO. 774549109                                           PAGE 5 OF 5 PAGES



         (c) The Alan W. Steinberg Limited Partnership purchased 15,000 shares of Common Stock of the Issuer in an open market transaction on February 18, 1998 at a purchase price of $14.3125 per share.

         (d)      Not Applicable.

         (e)      Not Appliclable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         None.



         SIGNATURE. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                THE ALAN W. STEINBERG LIMITED PARTNERSHIP



                                By: /s/ Alan W. Steinberg
                                    -------------------------------------
                                    Alan W. Steinberg, General Partner


Date: February 24, 1998